ITEM 77: Attachments

ITEM 77.B       Accountant's Report of Internal Control

INDEPENDENT AUDITORS' REPORT

To the Trustees and Shareholders of the DLB Fund Group:

In planning and performing our audit of the financial statements of The DLB Fund Group (the "Trust") (composed of DLB Core Growth Fund, DLB Value Fund, DLB Enhanced Index Core Equity Fund, DLB Enhanced Index Growth Fund, DLB Enhanced Index Value Fund, DLB Small Capitalization Value Fund, DLB Small Company Opportunities Fund, DLB International Fund (formerly DLB Stewart Ivory
International Fund), DLB Emerging Markets Fund (formerly DLB Stewart Ivory Emerging Markets Fund), DLB Fixed Income Fund, and DLB High Yield Fund) for the year ended October 31, 2003 (on which we have issued our report dated December 10, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on the Trust's internal control.

The management of the Trust is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States of America. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Our consideration of the Trust's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Trust's internal control and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above as of October 31, 2003.

This report is intended solely for the information and use of management, the Trustees and Shareholders of The DLB Fund Group, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP

Boston, Massachusetts
December 10, 2003

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ITEM 77. D      Policies with Respect to Securities Investments

Describe any material change which has occurred in the investment policy of the registrant with respect to the following matter that has not been approved by shareholders.

(g) Any other investment policy set forth in the registrant's prospectus:

      On June 27, 2003, The DLB Fund Group (the "Trust") filed a Prospectus supplement with respect to the re-classification of seven of the Trust's series (DLB Fixed Income Fund, DLB Core Growth Fund, DLB Value Fund, DLB
Small Company Opportunities Fund, DLB International Fund, DLB Emerging
Markets Fund and the DLB High Yield Fund) from non-diversified to diversified, in accordance with the Securities and Exchange Commission's interpretation of Rule 13a-1 of the Investment Company Act of 1940, as amended. Text of the supplement follows at item 77Q1(b).

ITEM 77.H    Changes in Control of Registrant

(a) If any person has acquired control of the Registrant, give the name of the person, the date and a brief description of the transaction(s) by which the acquired a controlling person of the Registrant, give the name of the person, the date and a brief description of the transaction or transactions by which the person ceased to have control.

During the reporting period for this N-SAR, May 1, 2003 through October 31, 2003, the number of outstanding shares of the DLB International Fund decreased from 3,313,885 to 2,856,713 shares. Consequently, the percentage of outstanding shares owned by Plymouth County Retirement System (825,666.650 at 10/31/03), which represented 24.9% at May 1, 2003, increased to 28.9% of the Fund at October 31, 2003.

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ITEM 77Q1: EXHIBITS

ITEM 77.Q1 (a) Amendments to the By-Laws of The DLB Fund Group

The Trustees of The DLB Fund Group (the "Trust") approved the following amendment to the Trust's By-Laws on August 1, 2003.

"10.4. Trustee Standard of Care. For purposes of (1) any standard of care applicable to a Trustee in the discharge of his or her duties as a trustee and
(2) indemnification of a Trustee pursuant to Article VIII, Section 1 of the Declaration of Trust, the conduct of the Trustee shall be evaluated solely by reference to a hypothetical reasonable person, without regard to any special expertise, knowledge or other qualifications of the Trustee. In particular, and without limiting the generality of the foregoing, neither the determination that a Trustee is an "audit committee financial expert" nor the knowledge, experience or other qualifications underlying such a determination shall result in that Trustee being held to a standard of care that is higher than the standard that would be applicable in the absence of such a determination or such knowledge, experience or qualification, nor shall such a determination or such knowledge, experience or other qualification impose any duties, obligations or liabilities that are greater than would apply in the absence of such a determination or such knowledge, experience or qualification."
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ITEM 77.Q1 (b) Text of the Proposal Described in Answer to Sub-Item 77D(g):

The following information pertains to the Principal Investment Risks listed for each of the DLB Fixed Income Fund, DLB Core Growth Fund,
DLB Value Fund, DLB Small Company Opportunities Fund, DLB
International Fund, DLB Emerging Markets Fund, DLB High Yield Fund and DLB Small Capitalization Value Fund:
The DLB Core Growth Fund, DLB Value Fund, DLB Small Company
Opportunities Fund, DLB International Fund, DLB Emerging Markets
Fund, and DLB Fixed Income Fund, although registered as non-diversified funds, have operated over the past three years continuously as diversified funds. Consequently, based on applicable regulations, their sub-classification has changed from non-diversified to diversified. Additionally, for the same reason, it is anticipated that the DLB High Yield Fund and DLB Small Capitalization Value Fund will also be reclassified as diversified effective September 5, 2003 and December 19, 2003, respectively.